Exhibit 99.1

PRESS RELEASE

Borqs Regained Compliance with Nasdaq’s Minimum Bid Price Rule

Santa Clara, California, July 14, 2022 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G wireless solutions, Internet of Things (IoT) solutions, and innovative clean energy, with global operations in the U.S., India and China, today announced that it received a letter dated July 12, 2022 from Nasdaq Listing Qualifications that: “Staff has determined that for the last 10 consecutive business days, from June 27 through July 11, 2022, the closing bid price of the Company’s common stock has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.”

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products, and is also currently in development of 5G products for phones and hotspots. The Company acquired controlling shares of the solar energy storage system entity, Holu Hou Energy LLC, in October 2021.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com